40-33

T. ROWE PRICE ASSOCIATES, INC.

WWW.TROWEPRICE.COM

LEGAL DEPARTMENT

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free 800-638-7890
Fax 410-345-6575

04007431

February 9, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.
In the Circuit Court Third Judicial Circuit; Madison County, Illinois
Cause No.: 03-L-1253

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleading relative to the above-referenced matter:

Memorandum and Order (Remanding the action to the Madison County, Illinois Circuit Court)

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\WOODBURYSECLTR4.doc

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,

Defendants. **No. 03-CV-00673-DRH**

MEMORANDUM AND ORDER

HERNDON, District Judge:

I. Introduction

On September 16, 2003, Plaintiffs filed this purported class action in the Madison County, Illinois Circuit Court on behalf of long-term investors of certain mutual funds. On October 3, 2003, Plaintiffs filed a First Amended Complaint in state court asserting claims against T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc. (otherwise referred to herein as "T. Rowe Price Defendants"), Artisan Funds, Inc., Artisan Partners Limited Partnership (otherwise referred to herein as "Artisan Defendants"), AIM International Funds, Inc., and AIM Advisors,

Inc. (otherwise referred to herein as "AIM Defendants").[1]

In Count I, Plaintiff T.K. Parthasarathy ("Parthasarthy") alleges that the Artisan Defendants breached their duties of care owed to owners of the fund by, *inter alia*, failing to implement proper portfolio valuation and share pricing policies. In Count II, Parthasarathy alleges that these Defendants willfully and wantonly breached their duties to investors. In Counts III and IV, respectively, Plaintiff Edmund Woodbury ("Woodbury") makes the same allegations against the T. Rowe Price Defendants. And in Counts V and VI, respectively, Plaintiffs Stuart Allen Smith and Sharon Smith ("Smiths") make the same allegations against the AIM Defendants. Each count seeks compensatory and punitive damages, prejudgment interests, costs, and attorneys' fees "not to exceed $75,000 per plaintiff or class member."

Based on the First Amended Complaint, the T. Rowe Price Defendants and the AIM Defendants filed a Notice of Removal, asserting that subject matter jurisdiction lies under both **28 U.S.C. § 1332**, the diversity statute, and **28 U.S.C. § 1331**, the federal question statute (Doc. 1). On October 23, 2003, the Artisan Defendants filed a consent to that removal (Doc. 16). Thereafter, Plaintiffs filed the instant motion to remand (Doc. 34).[2] Because the Court lacks subject matter

[1]Plaintiffs seek to represent the following class: "[A]ll persons in the United States who have owned shares of T. Rowe Price International, Artisan International [Fund], and AIM European Growth [Fund] for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long-term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing." (Doc. 2, ¶ 46). To date, no motion to certify the class has been filed. Thus, as of this date, this suit is *not* proceeding as a class action.

[2]The Court notes that Plaintiffs attempted to file a Second Amended Complaint in conjunction with their Reply "[o]ut of an abundance of caution." (Doc. 59, p. 1). The Magistrate Judge denied this motion (Doc. 63). Should Plaintiffs still desire to file a Second Amended

based upon positive correlations between the upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting the daily NAVs, Defendants have exposed long-term shareholders (such as Plaintiffs) to market timing traders who take advantage of Defendants' stale pricing and obtain excess profits at the expense of shareholders who are non-trading long-term buy-and-hold investors.

III. Analysis

As stated above, Defendants asserts jurisdiction under both the federal diversity and federal question statutes. The Court will address each claim to jurisdiction in turn.

A. Diversity Jurisdiction

The federal diversity statute requires complete diversity between the parties plus an amount in controversy which exceeds $75,000, exclusive of interest and costs. ***See* 28 U.S.C. § 1332**. Complete diversity means that "none of the parties on either side of the litigation may be a citizen of the state of which a party on the other side is a citizen." ***Howell v. Tribune Entertainment Co.*, 106 F.3d 215, 217 (7th Cir. 1997) (citations omitted)**. Here, it appears from the pleadings that complete diversity exists. Therefore, the question is whether Plaintiff's action satisfies the amount in controversy requirement of **28 U.S.C. § 1332(a)**.

The removal statue, **28 U.S.C. § 1441**, is construed narrowly, and doubts concerning removal are resolved in favor of remand. ***Doe v. Allied-Signal,***

***Inc.*, 985 F.2d 908, 911 (7th Cir. 1993)**. To remove an action based on federal diversity jurisdiction, a defendant must establish the elements by competent proof showing a reasonable probability that such jurisdiction exists. ***Chase v. Shop 'N Save Warehouse Foods, Inc.*, 110 F.3d 424, 427 (7th Cir. 1997)**. "[S]eparate claims of multiple plaintiffs cannot be aggregated to satisfy the jurisdictional amount requirement." ***Schreiber v. Lugar*, 518 F.2d 1099, 1102 (7th Cir. 1975); *see also Del Vecchio v. Conseco, Inc.*, 230 F.3d 974, 978 (7th Cir. 2000)(applying this "general rule" to class action suits)**. Therefore, the defendant must show that at least one of the plaintiffs has a claim that exceeds the $75,000 threshold.

The status of the case as disclosed by plaintiff's complaint is controlling on the issue as to whether the case is removable. ***St. Paul Mercury Indemnity Co. v. Red Cab Co.*, 303 U.S. 283, 291 (1938)**. If the face of the complaint establishes that the suit cannot involve the necessary amount, the case should be remanded. ***Id.* at 291-92**. "Accepted wisdom" provides that the plaintiff's evaluation of the stakes must be respected when deciding whether a claim meets the amount in controversy requirement for federal diversity jurisdiction. ***Barbers, Hairstyling for Men & Women, Inc. v. Bishop*, 132 F.3d 1203, 1205 (7th Cir. 1997) (*citing St. Paul Mercury*, 303 U.S. at 289)**. In fact, a plaintiff can block removal of an action based upon diversity jurisdiction by simply waiving his right to more. ***See In re Brand Name Prescription Drugs Antitrust Litig.*, 123 F.3d 599, 607 (7th Cir. 1997), *cert. denied*, 522 U.S. 1153 (1998)**.

In this case, Plaintiffs' First Amended Complaint expressly disclaims damages in excess of $75,000 per class member. In an effort to meet the $75,000 threshold, Defendants maintain that this case is a derivative action on behalf of the funds in which Plaintiffs' held shares, and that as such, easily exceeds the $75,000 threshold.

As an initial matter, whether a suit is derivative by nature or may be brought by a shareholder in his own right is governed by the law of the state of incorporation. ***See Kennedy v. Venrock Assoc., et al.*, 348 F.3d 584, 589-90 (7th Cir. 2003)(The question whether a suit is derivative by nature or may be brought by a shareholder in his own right is governed by the law of the state of incorporation).** ***See also Frank v. Hadesman & Frank, Inc.*, 83 F.3d 158, 159 (7th Cir. 1996); *Bagdon v. Bridgestone/Firestone, Inc.*, 916 F.2d 379, 382 (7th Cir. 1990).** Here, the T. Rowe Price and AIM funds are incorporated in Maryland and the Artisan fund is incorporated in Wisconsin. Thus, Maryland law governs with respect to Plaintiffs' claims against the T. Rowe Price and AIM Defendants and Wisconsin law governs with respect to Plaintiffs' claims against the Artisan Defendants.

Recently the Honorable Michael J. Reagan addressed this exact issue in ***Bradfisch v. Templeton Funds, Inc., et al.*, 03-CV-0760-MJR (January 23, 2004)** and found under Maryland law the plaintiffs claims were direct, not

> not suffice, this Court cannot exercise subject matter jurisdiction under the diversity statute, **28 U.S.C. § 1332**.

(Doc. 18, pp. 4-5). This Court agrees with Judge Reagan that under Maryland law these claims are direct, not derivative, and therefore Plaintiffs' claims as to T. Rowe Price and AIM Defendants do not meet the amount in controversy requirement.

This result is also in accord with Wisconsin law. ***See Jorgenson v. Water Works, Inc.*** **630 N.W.2d 230, 233 (Wis. App. Ct. 2001)(holding under Wisconsin law whether a claim must be brought derivatively or may be brought by individually depends upon whether the injury alleged is primarily to the complaining shareholder or primarily to the corporation)**. While the Artisan Defendants attempt to equate these claims with those in ***Flynn v. Merrick*****, 881 F.2d 446, 449 (7th Cir. 1989)(finding that shareholders could not pursue a direct claim against that the board of directors for mismanagement of corporate assets that decreased the value of the interest held by shareholders and debenture holders)** and ***Rose v. Schantz*****, 201 N.W.2d 593, 597 (Wis. 1972)(dismissing an alternative direct cause of action based on the allegation that the directors impermissibly used corporation funds to pay off debts before due and to redeem stock)**, both these cases are distinguishable and inapposite to this case. Accordingly, the Court finds that under Wisconsin law Plaintiffs' claims are direct, and therefore Plaintiffs' claims as to the Artisan Defendants do not meet the amount in controversy requirement. In sum, the Court finds that it lacks diversity jurisdiction.

B. Federal Question Jurisdiction

The general rule is that a plaintiff is the master of his own complaint and can avoid federal question jurisdiction by pleading exclusively state law claims. ***See Caterpillar, Inc. v. Williams*, 482 U.S. 386, 392 (1987); *Franchise Tax Bd. v. Construction Laborers Vacation Trust for S. Cal.*, 463 U.S. 1, 10 (1983); *Bastien v. AT&T Wireless Services, Inc.*, 205 F.3d 983, 986 (7th Cir. 2000)**. If the plaintiff's claim arises under state law, the mere assertion of federal preemption as a defensive argument-- sometimes called "conflict preemption"--will not confer federal question jurisdiction. ***Metropolitan Life Ins. Co. v. Taylor*, 481 U.S. 58, 63-4 (1987); *Franchise Tax Bd. of Cal.*, 463 U.S. at 9-12**. "Complete preemption," on the other hand, is the doctrine which recognizes that federal law may sometimes so completely preempt a particular area that any civil complaint raising this select group of claims is necessarily federal in character. ***Metropolitan Life*, 481 U.S. at 63-4**.

First, Defendants maintain that the allegations in Plaintiffs' complaint satisfy SLUSA's "in connection with" requirement. The Court rejects this argument.

SLUSA provides for the removal to federal court of certain class actions based on state law. **15 U.S.C. § 78bb(f)**. ***Accord Professional Mgt Associates, Inc. Employees' Profit Sharing Plan v. KPMG, LLP*, 335 F.3d 800, 802 (8th Cir. 2003)**. SLUSA was enacted to prevent plaintiffs from seeking to evade the protections that federal law provides against abusive litigation by filing suit in state court. ***Newby v. Enron Corp.*, 338 F.3d 467, 471 (5th Cir. 2003)**. The primary way SLUSA accomplishes this objective is by preempting certain securities fraud class actions brought under state law. ***Id.*** The Eighth Circuit Court of Appeals stated:

> With some exceptions, SLUSA made the federal courts the exclusive fora for most class actions involving the purchase and sale of securities. Primarily, SLUSA mandates that any class action based on an allegation that a "covered security" was sold [or purchased] through misrepresentation, manipulation, or deception shall be removable to federal court.

***Green v. Ameritrade, Inc.*, 279 F.3d 590, 595-96 (8th Cir. 2002)**.

However, not all securities claims are preempted by SLUSA. A party claiming SLUSA preemption must demonstrate that the claim satisfies the following:

> (1) the action is a 'covered class action' under SLUSA, (2) the action purports to be based on state law, (3) the defendant is alleged to have misrepresented or omitted a material fact (or to have used or employed any manipulative or deceptive device or contrivance), and the defendant is alleged to have engaged in conduct described by criterion, and (4) 'in connection with' the purchase or sale of a 'covered security.'

***Id.* at 595 (*citing* 15 U.S.C. §§ 78bb(f)(1)-(2))**.

Based on the following, the Court finds that Defendants have not met the fourth requirement for SLUSA preemption. Plaintiffs' claims are not claims "in connection with the purchase or sale of a covered security." There is no claim asserted by a purchaser or seller; the claims are brought by those who held shares. If a claim is not cognizable under Section 10(b)(5) of the Securities and Exchange

Act of 1934 because it is not "in connection the purchase or sale of a covered security," it similarly is not a claim "in connection with the purchase or sale of a covered security" for SLUSA purposes.

Judge Reagan also addressed this issue in ***Bradfisch*, 03-CV-0760-MJR**, and found that SLUSA does *not* preempt state law claims of breach of fiduciary duty. Judge Reagan held:

> Bradfisch claims dilution of his ownership interests and voting rights. Bradfisch's complaint alleges dilution claims that only a holder of securities can bring. Such claims are not actionable under the Securities and Exchange Act of 1934. State law, not the 1934 Act, provides the remedy sought by Bradfisch and the class of holders he seeks to represent. Bradfisch's claims cannot be removed under SLUSA.

***Bradfisch*, 2003-CV-0760 (Doc. 18, p. 6)**. This Court agrees with Judge Reagan's reasoning and finds that SLUSA does not permit removal of Plaintiffs' claims.

Next, Defendants maintain that removal was proper because a substantial federal question is presented on the face of Plaintiffs' complaint, namely the Investment Company Act of 1940, **15 U.S.C. § § 80a-1, *et seq.* ("ICA")**. The Court rejects this argument. Again, the Court agrees with Judge Reagan's ruling in ***Bradfisch*** on this issue. ***Bradfisch*, 2003-CV-0760 (Doc. 18, p. 7)**. As in ***Bradfisch***, the Plaintiffs have not asserted claims under the ICA and Defendants have not identified any provision of the ICA which would require their state law claims to be removable to this Court.

IV. Conclusion

Accordingly, the Court **GRANTS** Plaintiffs' motion to remand (Doc. 34). Because the Court lacks subject matter jurisdiction, the Court **REMANDS** this action to the Madison County, Illinois Circuit Court. The Court **DENIES as moot** the Artisan Defendants request for oral arguments (Doc. 70) as well as all other pending motions.

IT IS SO ORDERED.

Signed this 30th day of January, 2004.

/s/ David R. Herndon
DAVID R. HERNDON
United States District Judge